United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Press Release
Signature Page

Press Release
PROPOSAL FOR THE FORWARD STOCK SPLIT OF SHARES ISSUED BY
COMPANHIA VALE DO RIO DOCE
     Dear Shareholders,
          The Board of Directors of Companhia Vale do Rio Doce (“CVRD” or “ The Company ”) hereby presents a proposal for the forward stock split of the shares issued by the Company, whereby each Ordinary and Preferred Class A share issued by the Company will become 2 (two) shares, after the stock-split. There will, therefore, be no alteration in the amount of CVRD’s paid-up capital.
          This operation aims to reposition the price of the Company’s shares at a price range considered optimal after the substantial appreciation seen in the share price, communicating to the market the positive expectations of the Company’s management and keeping CVRD shares attractive to small investors.
          It should be pointed out that the stock split proposal will not alter the existing ratio between the Company’s shares and its American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (“NYSE”). The ratio of share/ADR will be maintained at 1/1, therefore each ordinary share for each preferred share will continue to be represented by one ADR per ordinary share or one ADR by one Preferred Class A, respectively.
          If this proposal is approved, (i) the financial institution which provides share registration services for the Company will be responsible for the automatic crediting of the new shares to the accounts of the Company’s shareholders. From September 3, 2007, the shares of the Company may already be traded post-split 2 for 1, for shareholders that held shares in the Company as at August 31, 2007; (ii) the depositary agent for the ADRs issued by the Company will be responsible for the issue of new ADRs, in proportion to the ADRs on its books on September 5, 2007. The depositary agent will start to distribute the new ADRs until September 19, 2007. After the distribution of the new ADRs, the ADRs issued by the Company may be traded on a 2 for 1 basis.
          With the approval of the share-split proposal, for shares issued by the company, the “main section” of articles 5º and 6º of CVRD’s bylaws will come into force with the following revised text:
          “Art. 5º — Paid-up capital amounts to R$ 28,000,000,000.00 (twenty eight billion reais) corresponding to 4,919,314,116 (four billion, nine hundred and nineteen million, three hundred and fourteen thousand, one hundred and sixteen) book-entry shares, being R$ 17, 074,399,818.22 (seventeen billion, seventy-four million, three hundred and ninety-nine thousand, eight hundred and eighteen reais and twenty-two centavos), divided into 2,999,797,716 (two billion, nine hundred and ninety-nine million, seven hundred and ninety-seven thousand, seven hundred and sixteen) ordinary shares and R$ 10,925,600,181.78 (ten billion nine hundred and twenty five million six hundred thousand one hundred and eighty one reais and seventy-eight centavos), divided into 1,919,516,400 (one billion, nine hundred and nineteen million five hundred and sixteen thousand, four hundred) Preferred Class “A”, shares in including 12 (twelve) special class, all without nominal value.”

          “Art. 6º — the company is authorized to increase its paid-up capital up to the limit of 3,600,000,000 (three billion, six hundred million) ordinary shares and 7,200,000,000 (seven billion, two hundred million) Preferred Class “A”. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its bylaws, through the issue of ordinary and/or preferred shares.”
We hereby submit the above stock split proposal to you, the Shareholders, for approval.
Rio de Janeiro, July 26, 2007.
EXECUTIVE BOARD
BOARD OF DIRECTORS

2

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2007	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations